                                    FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997
                                       OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______ to ________


                          Commission file number 1-7006



                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)




                               BRUSH WELLMAN INC.
                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN




REQUIRED INFORMATION
--------------------

                                                                  Page No.


        1.  Report of Independent Auditors.                            1

        2.  Statements of Financial Condition -
            December 31, 1997 and December 31, 1996                  2-3

        3.  Statements of Income and Changes in Plan
            Equity - Plan years ended December 31, 1997,
            December 31, 1996 and December 31, 1995.                 4-7

        4.  Notes to Financial Statements.                          8-16

        5. Schedules required to be filed under ERISA.

            a.  Schedule of Assets held for Investment
                Purposes.                                             17

            b.  Schedule of Reportable Transactions.                  18

        6.  Consent of Independent Auditors.                          19

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the ____ day of March, 1998.


                                            BRUSH WELLMAN INC.
                                            SAVINGS AND INVESTMENT PLAN



                                            By  /s/ Dennis L. Habrat
                                               --------------------------------
                                                 Member of the Administrative
                                                 Committee

                      [WESLEY, MILLS & COMPANY LETTERHEAD]


                         Report of Independent Auditors
                         ------------------------------



Administrative Committee of
Brush Wellman Inc. Savings
and Investment Plan

                  We have audited the financial statements of Brush Wellman Inc. Savings and Investment Plan listed in the Annual Report on Form 11-K as of and for the years ended December 31, 1997 and 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements listed in the Annual Report on Form 11-K present fairly, in all material respects, the financial position of Brush Wellman Inc. Savings and Investment Plan at December 31, 1997 and 1996, the results of its operations and changes in its plan equity for the years ended December 31, 1997 and 1996 and 1995 in conformity with generally accepted accounting principles.

                  Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    Wesley, Mills & Company

                                                    /s/ Wesley, Mills & Company

March 11, 1998

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1997

                                                                                          S&P 500         ASSET            FIXED
              ASSETS                            GROWTH     INTERNATIONAL      INCOME       INDEX        ALLOCATION        INCOME
-------------------------------------------  ------------  -------------   ------------ ------------   ------------      ---------

Brush Wellman Inc. Common Stock
    (cost $22,143,106)
Janus Fund
    (cost $12,892,394)                       $13,986,318
Templeton Foreign Fund
    (cost $6,678,891)                                       $6,897,662
PFAMCO Equity Income Fund
    (cost $8,273,176)                                                      $9,583,620
Northern Trust Collective Stock Index Fund
    (cost $10,773,413)                                                                   $14,505,606
Vanguard Asset Allocation Fund
    (cost $7,760,450)                                                                                   $8,873,272
PIMCO Total Return Fund
    (cost $6,900,971)                                                                                                   $7,202,491
Northern Trust Short-Term Investment Fund
    (cost $6,422,214)
Participant Promissory Notes
    (cost $3,498,440)
Employee Benefits Money Market Fund
    (cost $134,905)
                                            ------------  -------------  -------------   ------------ -------------   -------------
                                              13,986,318     6,897,662      9,583,620     14,505,606     8,873,272       7,202,491
Dividends Receivable
Interest Receivable                                                                                                         37,250
Other
                                            ------------  -------------  -------------   ------------ -------------   -------------
                                                                                                                            37,250
                                            ------------  -------------  -------------   ------------ -------------   -------------

TOTAL ASSETS                                 $13,986,318    $6,897,662     $9,583,620    $14,505,606    $8,873,272      $7,239,741
                                            ============  =============  =============   ============ =============   =============

      LIABILITIES & PLAN EQUITY
-------------------------------------


Plan Equity                                   13,986,318     6,897,662      9,583,620    14,505,606      8,873,272       7,239,741
                                            ------------  -------------  -------------  ------------ --------------   -------------

TOTAL LIABILITIES & PLAN EQUITY              $13,986,318    $6,897,662     $9,583,620   $14,505,606     $8,873,272      $7,239,741
                                            ============  ============   ============  ============  =============   =============

                                                 MONEY           STOCK        PAYSOP         LOAN
              ASSETS                            MARKET            FUND         FUND          FUND             TOTAL
-------------------------------------------   -----------     ------------   ---------    -----------     ------------

Brush Wellman Inc. Common Stock
    (cost $22,143,106)                                        $27,483,732    $321,612                     $27,805,344
Janus Fund
    (cost $12,892,394)                                                                                     13,986,318
Templeton Foreign Fund
    (cost $6,678,891)                                                                                       6,897,662
PFAMCO Equity Income Fund
    (cost $8,273,176)                                                                                       9,583,620
Northern Trust Collective Stock Index Fund
    (cost $10,773,413)                                                                                     14,505,606
Vanguard Asset Allocation Fund
    (cost $7,760,450)                                                                                       8,873,272
PIMCO Total Return Fund
    (cost $6,900,971)                                                                                       7,202,491
Northern Trust Short-Term Investment Fund
    (cost $6,422,214)                         $6,422,214                                                    6,422,214
Participant Promissory Notes
    (cost $3,498,440)                                                                      $3,498,440       3,498,440
Employee Benefits Money Market Fund
    (cost $134,905)                                               133,782       1,123                         134,905
                                            -------------   --------------   ---------   -------------  --------------
                                               6,422,214       27,617,514     322,735       3,498,440      98,909,872
Dividends Receivable                                              134,127       1,575                         135,702
Interest Receivable                               30,647              751           5                          68,653
Other
                                            -------------   --------------   ---------   -------------  --------------
                                                  30,647          134,878       1,580                         204,355
                                            -------------   --------------   ---------   -------------  --------------

TOTAL ASSETS                                  $6,452,861      $27,752,392    $324,315      $3,498,440     $99,114,227
                                            =============   ==============   =========   =============  ==============

      LIABILITIES & PLAN EQUITY
-------------------------------------


Plan Equity                                    6,452,861       27,752,392     324,315       3,498,440      99,114,227
                                            -------------   --------------   ---------   ------------   -------------

TOTAL LIABILITIES & PLAN EQUITY               $6,452,861      $27,752,392    $324,315      $3,498,440     $99,114,227
                                            ============   ==============    ========    ============   =============


See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1996

                                                                                             S&P 500         ASSET        FIXED
             ASSETS                              GROWTH       INTERNATIONAL     INCOME        INDEX       ALLOCATION      INCOME
-------------------------------------------   -------------   -------------  -----------   -----------   ------------   -----------

Brush Wellman Inc. Common Stock
    (cost $21,316,961)
Janus Fund
    (cost $9,140,759)                          $10,368,651
Templeton Foreign Fund
    (cost $5,334,105)                                           $6,029,302
PFAMCO Equity Income Fund
    (cost $5,793,594)                                                        $6,407,987
Northern Trust Collective Stock Index Fund
    (cost $7,548,719)                                                                      $9,625,596
Vanguard Asset Allocation Fund
    (cost $6,851,379)                                                                                     $6,890,813
PIMCO Total Return Fund
    (cost $6,304,014)                                                                                                   $6,631,102
Northern Trust Short-Term Investment Fund
    (cost $6,805,573)
Participant Promissory Notes
    (cost $3,256,882)
Employee Benefits Money Market Fund
    (cost $102,828)
                                             -------------   -------------  -----------   -----------   ------------   -----------
                                                10,368,651       6,029,302    6,407,987     9,625,596      6,890,813     6,631,102
Dividends Receivable                                                                                                        35,758
Interest Receivable
Other                                                                           106,649
                                             -------------   -------------  -----------   -----------   ------------   -----------
                                                                                106,649                                     35,758
                                             -------------   -------------  -----------   -----------   ------------   -----------

TOTAL ASSETS                                   $10,368,651      $6,029,302   $6,514,636    $9,625,596     $6,890,813    $6,666,860
                                             =============   =============  ===========   ===========   ============   ===========

    LIABILITIES & PLAN EQUITY
---------------------------------------


Plan Equity                                     10,368,651       6,029,302    6,514,636     9,625,596      6,890,813     6,666,860
                                             -------------   -------------  -----------   -----------   ------------   -----------

TOTAL LIABILITIES & PLAN EQUITY                $10,368,651      $6,029,302   $6,514,636    $9,625,596     $6,890,813    $6,666,860
                                             =============   =============  ===========   ===========   ============   ===========

                                                   MONEY            STOCK            PAYSOP          LOAN
             ASSETS                               MARKET             FUND             FUND           FUND           TOTAL
-------------------------------------------   --------------   ----------------   ------------   -------------   -------------

Brush Wellman Inc. Common Stock
    (cost $21,316,961)                                             $17,763,305       $222,406                    $17,985,711
Janus Fund
    (cost $9,140,759)                                                                                             10,368,651
Templeton Foreign Fund
    (cost $5,334,105)                                                                                              6,029,302
PFAMCO Equity Income Fund
    (cost $5,793,594)                                                                                              6,407,987
Northern Trust Collective Stock Index Fund
    (cost $7,548,719)                                                                                              9,625,596
Vanguard Asset Allocation Fund
    (cost $6,851,379)                                                                                              6,890,813
PIMCO Total Return Fund
    (cost $6,304,014)                                                                                              6,631,102
Northern Trust Short-Term Investment Fund
    (cost $6,805,573)                            $6,757,471                                                        6,757,471
Participant Promissory Notes
    (cost $3,256,882)                                                                              $3,256,882      3,256,882
Employee Benefits Money Market Fund
    (cost $102,828)                                                     88,991         13,837                        102,828
                                             --------------   ----------------   ------------   -------------   -------------
                                                  6,757,471         17,852,296        236,243       3,256,882     74,056,343
Dividends Receivable                                                   119,317          1,496                        156,571
Interest Receivable                                  30,302                500             65                         30,867
Other                                                                                                                106,649
                                             --------------   ----------------   ------------   -------------   -------------
                                                     30,302            119,817          1,561                        294,087
                                             --------------   ----------------   ------------   -------------   -------------

TOTAL ASSETS                                     $6,787,773        $17,972,113       $237,804      $3,256,882    $74,350,430
                                             ==============   ================   ============   =============   =============

    LIABILITIES & PLAN EQUITY
---------------------------------------


Plan Equity                                       6,787,773         17,972,113        237,804       3,256,882     74,350,430
                                             --------------   ----------------   ------------   -------------   -------------

TOTAL LIABILITIES & PLAN EQUITY                  $6,787,773        $17,972,113       $237,804      $3,256,882    $74,350,430
                                             ==============   ================   ============   =============   =============


See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1997

                                                                                           S&P 500           ASSET         FIXED
                                          GROWTH      INTERNATIONAL         INCOME          INDEX          ALLOCATION       INCOME
                                      -------------  -----------------  -------------   -------------   ---------------  -----------

Investment Income:
   Dividends                              $589,960           $322,339       $244,109        $196,820          $285,646
   Interest                                    506                293            342             542               319     $426,821
   Other Income (Expense)
                                      -------------  -----------------  -------------   -------------   ---------------  -----------
                                           590,466            322,632        244,451         197,362           285,965      426,821

Realized Gain (Loss) on
   Investments--Note E                   2,015,682            580,554      1,269,377       1,504,561           545,573      266,798

Unrealized Appreciation (Depreciation)
   on Investments--Note F                 (133,969)          (476,424)       696,051       1,655,317         1,073,388      (25,567)

Contributions--Note B
   Company
   401(k)                                1,495,850            881,985        768,668       1,073,326           702,802      569,428
                                      -------------  -----------------  -------------   -------------   ---------------  -----------
                                         1,495,850            881,985        768,668       1,073,326           702,802      569,428


Investment Election Change                (100,358)          (104,166)       509,790         898,543           140,557     (347,350)

Loan Transfers                              32,148             62,807          6,952         (93,106)              743      (32,498)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                    282,152            399,028        426,305         355,993           766,569      284,751
                                      -------------  -----------------  -------------   -------------   ---------------  -----------

Income and Changes in Plan Equity        3,617,667            868,360      3,068,984       4,880,010         1,982,459      572,881

Plan Equity at Beginning of the Year    10,368,651          6,029,302      6,514,636       9,625,596         6,890,813    6,666,860
                                      -------------  -----------------  -------------   -------------   ---------------  -----------

PLAN EQUITY AT END OF THE YEAR         $13,986,318         $6,897,662     $9,583,620     $14,505,606        $8,873,272   $7,239,741
                                      =============  =================  =============   =============   ===============  ===========

                                               MONEY           STOCK            PAYSOP        LOAN
                                              MARKET            FUND             FUND          FUND            TOTAL
                                         ---------------   --------------    ------------  -------------   --------------

Investment Income:
   Dividends                                                    $512,954          $6,170                      $2,157,998
   Interest                                    $376,814           16,269             397       $253,118        1,075,421
   Other Income (Expense)                                         23,624          (1,557)                         22,067
                                         ---------------   --------------    ------------  -------------   --------------
                                                376,814          552,847           5,010        253,118        3,255,486

Realized Gain (Loss) on
   Investments--Note E                                           129,878         (52,977)                      6,259,446

Unrealized Appreciation (Depreciation)
   on Investments--Note F                                      8,830,479         163,010                      11,782,285

Contributions--Note B
   Company                                                     2,113,241                                       2,113,241
   401(k)                                       384,661          440,310                                       6,317,030
                                         ---------------   --------------    ------------  -------------   --------------
                                                384,661        2,553,551                                       8,430,271


Investment Election Change                      151,572       (1,134,258)        (14,330)

Loan Transfers                                  (41,032)         (37,296)                        67,743          (33,539)

Unallocated Loan Payments                                                                        33,539           33,539

Withdrawals and
   Terminations--Note C                       1,206,927        1,114,922          14,202        112,842        4,963,691
                                         ---------------   --------------    ------------  -------------   --------------

Income and Changes in Plan Equity              (334,912)       9,780,279          86,511        241,558       24,763,797

Plan Equity at Beginning of the Year          6,787,773       17,972,113         237,804      3,256,882       74,350,430
                                         ---------------   --------------    ------------  -------------   --------------

PLAN EQUITY AT END OF THE YEAR               $6,452,861      $27,752,392        $324,315     $3,498,440      $99,114,227
                                         ===============   ==============    ============  =============   ==============




See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1996

                                                                                          S&P 500         ASSET            ASSET
                                            GROWTH      INTERNATIONAL       INCOME         INDEX        ALLOCATION       ALLOCATION
                                        --------------  --------------   ------------   -----------   -------------    -------------

Investment Income:
   Dividends                                  $78,618        $155,189       $178,089      $196,318         $59,791         $184,120
   Interest                                                                                     40
   Other Income (Expense)                    (140,542)        (49,661)       (52,745)        1,051                              753
                                        --------------  --------------   ------------   -----------   -------------    -------------
                                              (61,924)        105,528        125,344       197,409          59,791          184,873

Realized Gain (Loss) on
   Investments--Note E                      1,400,469         223,270      1,108,472       722,676         501,151          376,090

Unrealized Appreciation (Depreciation)
   on Investments--Note F                     224,826         567,238        (75,051)      791,262        (312,645)          39,434

Contributions--Note B
   Company
   401(k)                                   1,235,328         768,459        633,965       771,948         338,277          282,974
                                        --------------  --------------   ------------   -----------   -------------    -------------
                                            1,235,328         768,459        633,965       771,948         338,277          282,974

Investment Election Change:
   7/1/96 Plan Change                                                                                   (5,927,322)       5,927,322
   Current Year Changes                       693,444        (279,414)       298,540       531,373        (272,484)         168,495

Loan Transfers                                  5,708           4,535        (34,396)        5,128          12,176          (13,856)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                       396,728         134,326        322,488       448,605         209,694           74,519
                                        --------------  --------------   ------------   -----------   -------------    -------------

Income and Changes in Plan Equity           3,101,123       1,255,290      1,734,386     2,571,191      (5,810,750)       6,890,813

Plan Equity at Beginning of the Year        7,267,528       4,774,012      4,780,250     7,054,405       5,810,750                0
                                        --------------  --------------   ------------   -----------   -------------    -------------

PLAN EQUITY AT END OF THE YEAR            $10,368,651      $6,029,302     $6,514,636    $9,625,596              $0       $6,890,813
                                        ==============  ==============   ============   ===========   =============    =============

                                          FIXED           MONEY           STOCK         PAYSOP         LOAN
                                          INCOME          MARKET           FUND          FUND           FUND             TOTAL
                                        ------------   ------------   --------------  -----------   ------------    --------------

Investment Income:
   Dividends                                                               $442,822       $7,080                       $1,302,027
   Interest                                $429,974       $346,350            6,117        1,118       $251,904         1,035,503
   Other Income (Expense)                                                     1,374       (1,469)                        (241,239)
                                        ------------   ------------   --------------  -----------   ------------    --------------
                                            429,974        346,350          450,313        6,729        251,904         2,096,291

Realized Gain (Loss) on
   Investments--Note E                       53,664                         (45,347)                                    4,340,445

Unrealized Appreciation (Depreciation)
   on Investments--Note F                  (199,966)                       (998,240)     (11,142)                          25,716

Contributions--Note B
   Company                                                                1,910,402                                     1,910,402
   401(k)                                   619,396        423,544          401,965                                     5,475,856
                                        ------------   ------------   --------------  -----------   ------------    --------------
                                            619,396        423,544        2,312,367                                     7,386,258

Investment Election Change:
   7/1/96 Plan Change
   Current Year Changes                    (544,791)       (57,542)        (531,725)      (5,896)

Loan Transfers                               16,034        (93,033)        (107,586)                     82,865          (122,425)

Unallocated Loan Payments                                                                               (87,732)          (87,732)

Withdrawals and
   Terminations--Note C                     279,031        427,521          774,612       11,168         92,213         3,170,905
                                        ------------   ------------   --------------  -----------   ------------    --------------

Income and Changes in Plan Equity            95,280        191,798          305,170      (21,477)       154,824        10,467,648

Plan Equity at Beginning of the Year      6,571,580      6,595,975       17,666,943      259,281      3,102,058        63,882,782
                                        ------------   ------------   --------------  -----------   ------------    --------------

PLAN EQUITY AT END OF THE YEAR           $6,666,860     $6,787,773      $17,972,113     $237,804     $3,256,882       $74,350,430
                                        ============   ============   ==============  ===========   ============    ==============



See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1995

                                                                                  S&P 500        ASSET       FIXED         MONEY
                                         GROWTH    INTERNATIONAL    INCOME         INDEX      ALLOCATION     INCOME        MARKET
                                       ----------  -------------  -----------    ----------   ----------   ----------    -----------

Investment Income:
   Dividends                           $  230,704    $  120,175    $  118,087    $  126,716   $  175,358   $   37,345    $      335
   Interest                                     3            62           (57)        1,406          (88)     369,523       384,180
   Other Income (Expense)                 145,446        52,799       160,893           215       (5,789)         130           411
                                       ----------    ----------    ----------    ----------   ----------   ----------    ----------
                                          376,153       173,036       278,923       128,337      169,481      406,998       384,926

Realized Gain (Loss) on
   Investments--Note E                    110,541       177,639        84,078       332,016      417,723      143,684

Unrealized Appreciation (Depreciation)
   on Investments--Note F               1,003,066       127,958       689,444     1,285,614      312,645      527,054

Contributions--Note B
   Company
   401(k)                               1,095,412       827,949       572,343       597,024      679,023      698,659       514,984
                                       ----------    ----------    ----------    ----------   ----------   ----------    ----------
                                        1,095,412       827,949       572,343       597,024      679,023      698,659       514,984

Plan Merger -- Note A                                                                                                           501

Investment Election Change:
   1/1/95 Plan Change                   4,298,945     3,712,726     2,976,847     4,587,494    5,167,817    5,192,931     6,663,511
   Current Year Changes                   541,260       (75,928)      308,292       367,108     (718,922)     (47,775)      (93,355)

Loan Transfers                            (22,439)        3,922        (9,258)      (20,141)     (19,177)    (119,899)      (83,478)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                   135,410       173,290       120,419       223,047      197,840      230,072       791,114
                                       ----------    ----------    ----------    ----------   ----------   ----------    ----------

Income and Changes in Plan Equity       7,267,528     4,774,012     4,780,250     7,054,405    5,810,750    6,571,580     6,595,975

Plan Equity at Beginning of the Year            0             0             0             0            0            0             0
                                       ----------    ----------    ----------    ----------   ----------   ----------    ----------

PLAN EQUITY AT END OF THE YEAR         $7,267,528    $4,774,012    $4,780,250    $7,054,405   $5,810,750   $6,571,580    $6,595,975
                                       ==========    ==========    ==========    ==========   ==========   ==========    ==========


See accompanying notes to financial statements.

                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                          YEAR ENDED DECEMBER 31, 1995

                                           INCOME        EQUITY       EQUITY       EQUITY         STOCK        PAYSOP
                                            FUND         FUND A       FUND B       FUND C         FUND          FUND
                                       -------------  -----------  -----------  -----------  -------------  -----------

Investment Income:
   Dividends                                                                                     $352,679       $3,568
   Interest                                                                                        10,744        1,291
   Other Income (Expense)                                                                         192,317        3,647
                                       -------------  -----------  -----------  -----------  -------------  -----------
                                                                                                  555,740        8,506

Realized Gain (Loss) on
   Investments--Note E                      214,089      474,999      (12,619)       5,888        (82,030)

Unrealized Appreciation (Depreciation)
   on Investments--Note F                  (201,462)    (472,705)      14,214       (2,813)      (157,861)       1,385

Contributions--Note B
   Company                                                                                      1,815,838
   401(k)                                                                                         442,057
                                       -------------  -----------  -----------  -----------  -------------  -----------
                                                                                                2,257,895

Plan Merger -- Note A                     2,174,657      221,971      266,585      363,013        687,127

Investment Election Change:
   1/1/95 Plan Change                   (17,434,297)  (6,400,676)  (2,818,083)  (5,693,929)      (275,286)
   Current Year Changes                                                                          (255,586)      (2,722)

Loan Transfers                                                                                   (121,062)

Unallocated Loan Payments

Withdrawals and
   Terminations--Note C                                                                           721,484       11,547
                                       -------------  -----------  -----------  -----------  -------------  -----------

Income and Changes in Plan Equity       (15,247,013)  (6,176,411)  (2,549,903)  (5,327,841)     1,887,453       (4,378)

Plan Equity at Beginning of the Year     15,247,013    6,176,411    2,549,903    5,327,841     15,779,490      263,659
                                       -------------  -----------  -----------  -----------  -------------  -----------

PLAN EQUITY AT END OF THE YEAR                   $0           $0           $0           $0    $17,666,943     $259,281
                                       =============  ===========  ===========  ===========  =============  ===========

                                          LOAN
                                          FUND          TOTAL
                                       -----------   ------------

Investment Income:
   Dividends                                          $1,164,967
   Interest                              $182,910        949,974
   Other Income (Expense)                                550,069
                                       -----------   ------------
                                          182,910      2,665,010

Realized Gain (Loss) on
   Investments--Note E                                 1,866,008

Unrealized Appreciation (Depreciation)
   on Investments--Note F                              3,126,539

Contributions--Note B
   Company                                             1,815,838
   401(k)                                              5,427,451
                                       -----------   ------------
                                                       7,243,289

Plan Merger -- Note A                     133,074      3,846,928

Investment Election Change:
   1/1/95 Plan Change                      22,000
   Current Year Changes                                   22,372

Loan Transfers                            391,532

Unallocated Loan Payments                 154,810        154,810

Withdrawals and
   Terminations--Note C                   154,064      2,758,287
                                       -----------   ------------

Income and Changes in Plan Equity         730,262     16,166,669

Plan Equity at Beginning of the Year    2,371,796     47,716,113
                                       -----------   ------------

PLAN EQUITY AT END OF THE YEAR         $3,102,058    $63,882,782
                                       ===========   ============

See accompanying notes to financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                               BRUSH WELLMAN INC.
                           SAVINGS AND INVESTMENT PLAN

           DECEMBER 31, 1997, DECEMBER 31, 1996 AND DECEMBER 31, 1995


NOTE A - The accounting records of the Brush Wellman Inc. Savings and Investment Plan (Plan) are maintained on the accrual basis. Investments are stated at current market value. Investment in securities traded on national securities exchanges are valued at the latest reported closing price. Investment in participant units of the Northern Trust Short-Term Investment Fund, Managed Guaranteed Investment Contract Fund and the Employee Benefits Money Market Fund are stated at market value as determined by the Trustee. Cost is determined by the average cost method.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Effective January 1, 1995 the Williams Advanced Materials Inc. Savings and Investment Plan was merged into the Plan. Prior to the merger, the plans separately covered eligible employees at Brush Wellman Inc. and its subsidiary Williams Advanced Materials Inc. There were no substantial changes in eligibility, Company contributions, plan benefits or value of plan assets as a result of the merger. The transferred net assets were recognized in the accounts of the Plan, at the balances as previously carried in the accounts of the Williams Advanced Materials Inc. Savings and Investment Plan. The changes in net assets of the combined plans are included in the accompanying Statement of Income and Changes in Plan Equity from January 1, 1995.

NOTE B - The Plan is a defined contribution plan which covers certain eligible employees with one year of eligibility service with Brush Wellman Inc. (Company). An employee shall be credited with a year of eligibility service if he is credited with at least 1,000 hours of service in any twelve consecutive month period beginning with date of hire or rehire of the employee (or an anniversary of the latest such date).

        The Plan provides for basic contributions on behalf of employees up to 6% of their earnings through either salary reduction or employee after-tax contributions. Basic contributions were matched by the Company at the rate of 50% of such contributions. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to 100%) by action of the Company's Board of Directors.

        An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 9% of earnings which are not matched by Company contributions and which may be made in any combination of salary reduction and/or after-tax contributions.

        An employee's contributions made to the Plan on a salary reduction basis may not exceed certain maximum amounts. The maximum amounts were $9,500 in 1997, $9,500 in 1996 and $9,240 in 1995. All employee and Company matching contributions are fully vested at all times.

        Participants may direct that their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the following: Growth Fund, International Fund, Income Fund, S&P 500 Index Fund, Asset Allocation Fund, Fixed Income Fund, Money Market Fund and the Company Stock Fund in increments of 1%. Prior to March 3, 1995, participant contribution directions were allowed at 10% increments. All Company matching contributions are invested in the Company Stock Fund except with respect to Participants age 55 or older who may transfer such contributions to other investment funds. Prior to March 3, 1995 the minimum age for the exception was 59 1/2.

        The Growth Fund invests primarily in the Janus Fund. The objective of the fund is to produce capital appreciation; dividend income is a secondary source of return. The fund invests primarily in the stocks of companies and industries that are experiencing increasing demand for their products and services. There were 1,253 participants in the fund at the end of the Plan year.

        The International Fund invests primarily in the Templeton Foreign Fund. The objective of the fund is to produce capital appreciation. The fund primarily invests in stocks of companies located outside of the United States. There were 903 participants in the fund at the end of the Plan year.

        The Income Fund invests primarily in the PFAMCO Equity Income Fund. The objective of the fund is to seek current income from stocks in each industry that have low prices relative to their earnings and high dividend yields. The fund will usually be fully invested in stocks. There were 884 participants in the fund at the end of the Plan year.

        The S&P 500 Index Fund invests primarily in the Northern Trust Collective Stock Index Fund. The objective of the fund is to produce returns that match the returns of the Standard & Poor's 500 Stock Index. The fund proportionately invests in each of the stocks that comprise the Standard & Poor's 500 Stock Index. There were 1,068 participants in the fund at the end of the Plan year.

        The Asset Allocation Fund invests primarily in the Vanguard Asset Allocation Fund. The objective of the fund is to maximize total returns consistent with reasonable risk using a combination of stocks, bonds, and money market investments. Prior to July 1, 1996, the Asset Allocation Fund invested primarily in the Phoenix Total Return Fund. There were 847 participants in the fund at the end of the Plan year.

        The Fixed Income Fund invests primarily in the PIMCO Total Return Fund. The objective of the fund is to seek current income and capital appreciation. The fund invests in bonds with an average maturity of three to six years and will generally be invested in high quality securities including U.S. Government bonds, corporate bonds, mortgage-related securities and money market investments. There were 626 participants in the fund at the end of the Plan year.

        The Money Market Fund invests primarily in the Northern Trust Short-Term Investment Fund. The objective of the fund is to maximize current income on cash reserves to the extent consistent with principal preservation and maintenance of liquidity. The fund invests in high-grade money market instruments with short maturities. There were 496 participants in the fund at the end of the Plan year.

        The Company Stock Fund invests primarily in Brush Wellman Inc. Common Stock. There were 1,796 participants in the fund at the end of the Plan year.

        On July 1, 1996 the Plan changed the investment choice for the Asset Allocation Fund from the Phoenix Total Return Fund to the Vanguard Asset Allocation Fund. All assets from the Phoenix Fund were transferred into the Vanguard Fund effective this date.

        Prior to January 1, 1995 participants could direct their basic, supplemental and transfer contributions (as described in the Plan) be invested in one or more of the following; Income Fund, Equity Fund A, Equity Fund B, Equity Fund C and the Company Stock Fund in increments of 10%.

        The Income Fund invests primarily in the Managed Guaranteed Investment Contract Fund, the objective of which is to achieve high current income with stability of principal. The fund is primarily invested in Guaranteed Investment Contracts.

        Equity Fund A invests primarily in the Fidelity U.S. Equity Index Fund. This fund is a growth and income fund. It seeks a yield that corresponds with the total return of the Standard & Poor's 500 Stock Index. The fund's share price will fluctuate and dividend amounts will vary.

        Equity Fund B invests primarily in the Fidelity Fund. This fund seeks long-term capital growth and current return on capital and will select some securities for their income characteristics, which may limit the potential for growth. The fund's share price and dividend income will fluctuate as the value and yields of the securities in its investment portfolio fluctuate.

        Equity Fund C invests primarily in Fidelity Puritan Fund. This fund is a growth and income fund. It seeks capital growth in addition to regular quarterly dividends. It invests in a broadly diversified portfolio of common stocks, preferred stocks and bonds, including lower-quality, high yield debt securities. The fund's share price will fluctuate and dividend amounts will vary.

        The Plan, as originally adopted, included a Payroll Stock Ownership Plan (PAYSOP) feature that applied through 1986. Under the PAYSOP, the Company made contributions based upon a percentage of payroll and was afforded an additional credit against federal income tax up to the amount allowable by the Internal Revenue Code. The PAYSOP contribution by the Company, which could be in Common Stock of the Company or cash used to purchase Common Stock of the Company, was a percentage of the compensation paid to all employees who made salary reduction contributions to the Plan at any time during the year and who were members of the Plan as of the last pay period of such year. The shares of Common Stock of the Company contributed or purchased were allocated equally to all eligible participants.

        A participant may borrow funds from his account, excluding his interest in the PAYSOP Fund, provided such loan is secured by the participant's interest in his account and evidenced by a promissory note executed by the participant. The promissory notes are held in trust as a separate fund, Loan Fund, of the Plan.

        Prior to June 1, 1989, participants who were employees of Williams Advanced Materials Inc. could have directed a portion of their contributions to be used to purchase insurance policies that were excluded from the former Williams Advanced Materials Inc. Savings and Investment Plan assets. Life insurance policies on the lives of participants, purchased under the former Williams Advanced Materials Inc. Savings and Investment Plan prior to July 1, 1989, may continue to be held.

        All costs and expenses incurred in connection with the administration of the Plan for 1997, 1996, and 1995 were paid by the Company.

        Information concerning the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description. Copies of this pamphlet are available from the Plan administrator.

NOTE C - At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee, Company matching and PAYSOP contributions credited to the employee's account plus or minus any net gain or loss thereon.

        The value of distributions and withdrawals is based on the value of a participant's account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date.

        Distribution to a participant or a person designated by the participant as his death beneficiary is made under one of the following methods as elected by the participant:

        ( i) Lump sum payment in cash; or
        (ii) Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP Fund will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash.

NOTE D - Shares of face value by investment as of December 31, 1997 and December 31, 1996 are as follows:

                                                         Shares By Investment
                                                    --------------------------------
                  Investment                               1997              1996
                  ----------                               ----              ----

Janus Fund                                                561,700           424,076
Templeton Fund                                            693,232           581,979
PFAMCO Equity Income Fund                                 629,259           472,565
Northern Trust Collective Stock
   Index Fund                                             767,899           617,421
Vanguard Asset Allocation Fund                            421,533           384,103
PIMCO Total Return Fund                                   679,480           631,534
Northern Trust Short-Term
   Investment Fund                                      6,422,213         6,757,471
Brush Wellman Inc. Common Stock                         1,134,912         1,213,246
Employee Benefit Money Market Fund                        134,905            68,776

In addition, $3,498,440 and $3,256,882 were invested in Participant Promissory Notes as of December 31, 1997 and December 31, 1996, respectively.

On July 1, 1996 the Vanguard Asset Allocation Fund replaced the Phoenix Total Return Fund.

NOTE E: The net realized gain (loss) on sales of investments for the Plan years ended December 31, 1997 December 31, 1996 and December 31, 1995 is as follows:

                                                                                       1997
                                                   ----------------------------------------------------------------------
                 Investment                                   Shares          Cost            Proceeds        Gain(Loss)
                 ----------                                   ------          ----            --------        ----------

Janus Fund                                                    48,746       $1,735,953        $3,751,635       $2,015,682
Templeton Fund                                                92,636          764,231         1,344,785          580,554
PFAMCO Equity Income Fund                                     41,321        1,210,205         2,479,582        1,269,377
Northern Trust Collective Stock
   Index Fund                                                 87,600        1,720,132         3,224,693        1,504,561
Vanguard Asset Allocation Fund                                72,313          363,499           909,072          545,573
PIMCO Total Return Fund                                      169,306          330,159           596,957          266,798
Brush Wellman Inc. Common Stock                               61,873        1,003,412         1,080,313           76,901
                                                                                                           --------------
                                                                                                              $6,259,446
                                                                                                           ==============

                                                                                       1996
                                                   ----------------------------------------------------------------------
                 Investment                                   Shares          Cost            Proceeds        Gain(Loss)
                 ----------                                   ------          ----            --------        ----------

Janus Fund                                                    32,450         $665,430        $2,065,899       $1,400,469
Templeton Fund                                                97,393          879,703         1,102,973          223,270
PFAMCO Equity Income Fund                                     54,403          640,837         1,749,309        1,108,472
Northern Trust Collective Stock
   Index Fund                                                 75,307          872,895         1,595,571          722,676
Phoenix Total Return Fund                                    396,623        6,033,647         6,534,798          501,151
Vanguard Asset Allocation Fund                                 8,232          146,556           522,646          376,090
PIMCO Total Return Fund                                      142,677        1,416,931         1,470,595           53,664
Brush Wellman Inc. Common Stock                               48,137          928,849           883,502          (45,347)
                                                                                                           --------------
                                                                                                              $4,340,445
                                                                                                           ==============

                                                                                       1995
                                                   ----------------------------------------------------------------------
                 Investment                                  Shares          Cost            Proceeds        Gain(Loss)
                 ----------                                  ------          ----            --------        ----------

Janus Fund                                                    33,940         $650,645          $761,186         $110,541
Templeton Fund                                               103,753          917,868         1,095,507          177,639
PFAMCO Equity Income Fund                                     53,330          589,799           673,877           84,078
Northern Trust Collective Stock
   Index Fund                                                 87,493          932,548         1,264,564          332,016
Phoenix Total Return Fund                                     82,342        1,225,019         1,642,742          417,723
PIMCO Total Return Fund                                      117,292        1,144,388         1,288,072          143,684
Brush Wellman Inc. Common Stock                               59,224        1,150,567         1,068,537          (82,030)
Managed Guaranteed Investment
   Contract Fund                                           1,729,438       17,296,476        17,510,565          214,089
Fidelity U.S. Equity Index Portfolio                         378,019        5,919,589         6,394,588          474,999
Fidelity Fund Inc.                                           153,786        2,856,184         2,843,565          (12,619)
Fidelity Puritan Fund                                        379,472        5,617,162         5,623,050            5,888
                                                                                                           --------------
                                                                                                              $1,866,008
                                                                                                           ==============

The Department of Labor requires that realized gains and losses be calculated using current cost (cost at the beginning of the Plan Year) rather than historical cost. Realized gains under the current cost method for the year ended December 31, 1997 are as follows:

                                                                                          Realized
                                                                                         Gain/(Loss)
                                                                                      ------------------

Brush Wellman Inc. Common Stock                                                                $125,135
Janus Fund                                                                                    2,042,395
Templeton Fund                                                                                  609,425
PFAMCO Equity Income Fund                                                                     1,283,234
Northern Trust Collective Stock Index Fund                                                    1,564,425
Vanguard Asset Allocation Fund                                                                  555,302
PIMCO Total Return Fund                                                                         250,693
                                                                                      ------------------
                                                                                             $6,430,609
                                                                                      ==================

NOTE F - The unrealized appreciation (depreciation) of investments for the Plan years ended December 31, 1997, December 31, 1996 and December 31, 1995 is as follows:

                                                              Balance                                   Balance
                                                             January 1                                December 31
                                                               1997                 Change                1997
                                                           --------------      ----------------     ----------------

Janus Fund                                                    $1,227,892             ($133,969)          $1,093,923
Templeton Fund                                                   695,196              (476,424)             218,772
PFAMCO Equity Income Fund                                        614,393               696,051            1,310,444
Northern Trust Collective Stock Index Fund                     2,076,876             1,655,317            3,732,193
Vanguard Asset Allocation Fund                                    39,434             1,073,388            1,112,822
PIMCO Total Return Fund                                          327,088               (25,567)             301,521
Brush Wellman Inc. Common Stock                               (3,331,250)            8,993,489            5,662,239
                                                                               ----------------
                                                                                   $11,782,285
                                                                               ================

                                                              Balance                                   Balance
                                                             January 1                                December 31
                                                               1996                 Change                1996
                                                           --------------      ----------------     ----------------

Janus Fund                                                    $1,003,066              $224,826           $1,227,892
Templeton Fund                                                   127,958               567,238              695,196
PFAMCO Equity Income Fund                                        689,444               (75,051)             614,393
Northern Trust Collective Stock Index Fund                     1,285,614               791,262            2,076,876
Phoenix Total Return Fund                                        312,645              (312,645)                   0
Vanguard Asset Allocation Fund                                         0                39,434               39,434
PIMCO Total Return Fund                                          527,054              (199,966)             327,088
Brush Wellman Inc. Common Stock                               (2,321,868)           (1,009,382)          (3,331,250)
                                                                               ----------------
                                                                                       $25,716
                                                                               ================

                                                                 Balance                                    Balance
                                                                January 1                                 December 31
                                                                  1995                Change                  1995
                                                             ----------------     ----------------      -----------------

Janus Fund                                                                             $1,003,066             $1,003,066
Templeton Fund                                                                            127,958                127,958
PFAMCO Equity Income Fund                                                                 689,444                689,444
Northern Trust Collective Stock
   Index Fund                                                                           1,285,614              1,285,614
Phoenix Total Return Fund                                                                 312,645                312,645
PIMCO Total Return Fund                                                                   527,054                527,054
Northern Trust Short-Term
   Investment Fund
Brush Wellman Inc. Common Stock:
   -Brush Wellman Savings & Investment Plan                      ($2,219,813)            (102,055)            (2,321,868)
   -Williams Advanced Materials Savings &
    Investment Plan                                                   54,421              (54,421)
Managed Guaranteed Investment Contract Fund:
   -Brush Wellman Savings & Investment Plan                          176,253             (176,253)
   -Williams Advanced Materials Savings &
    Investment Plan                                                   25,209              (25,209)
Fidelity U.S. Equity Index Portfolio:
   -Brush Wellman Savings & Investment Plan                          461,819             (461,819)
   -Williams Advanced Materials Savings &
    Investment Plan                                                   10,886              (10,886)
Fidelity Fund Inc.:
   -Brush Wellman Savings & Investment Plan                           (6,359)               6,359
   -Williams Advanced Materials Savings &
    Investment Plan                                                   (7,855)               7,855
Fidelity Puritan Fund:
   -Brush Wellman Savings & Investment Plan                           17,658              (17,658)
   -Williams Advanced Materials Savings &
    Investment Plan                                                  (14,845)              14,845
                                                                                  ----------------

                                                                                       $3,126,539
                                                                                  ================


The Department of Labor requires that unrealized appreciation and depreciation be calculated using current cost rather that historical cost. Unrealized gains and losses under the current cost method for the year ended December 31, 1997 are as follows:

                                                                                     Change in
                                                                               Unrealized Gain/(Loss)
                                                                             ---------------------------

Janus Fund                                                                              ($160,682)
Templeton Fund                                                                           (505,295)
PFAMCO Equity Income Fund                                                                 682,194
Northern Trust Collective Stock Index Fund                                              1,595,453
Vanguard Asset Allocation Fund                                                          1,063,659
PIMCO Total Return Fund                                                                    (9,462)
Brush Wellman Inc. Common Stock                                                         8,945,255
                                                                                  ----------------
                                                                                      $11,611,122
                                                                                  ================

NOTE G - The Internal Revenue Service has determined that the Plan is qualified under Internal Revenue Code Section 401(a) and that the related trust is, therefore, tax-exempt under Code Section 501(a).

        Continued qualification of the Plan depends upon timely adoption and operational application of certain amendments required as a result of the Tax Reform Act of 1986 (Act). In the Company's opinion, the Plan is operating in compliance with the applicable provisions of the Act.

        The Company is allowed a federal income tax deduction for its employer matching contributions to the Plan.

        The Plan provides, among other things, for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement (CODA) under
Section 401(k) of the IRC. CODA contributions made to the Trust for a participant will reduce a participant's current compensation and will not be included in the gross income of the participant for federal income tax purposes in the year made. Such amounts will, however, be considered as part of the participant's gross income for purposes of Social Security taxes.

        Non-CODA contributions withheld under the Plan from a participant through payroll deductions will be included in the gross income of the participant in the year withheld and are not deductible by the participant for federal income tax purposes.

        A participant does not become subject to federal income taxes as a result of their participation in the Plan until the assets in their account are withdrawn by, or distributed to, the participant.


NOTE H - The Plan was restated on January 1, 1995. Subsequent amendments Nos. 1 and 2, also effective January 1, 1995, provide for certain provisions concerning member contributions, distributions and key employee testing procedures.

NOTE I - Effective January 1, 1995 the Williams Advanced Materials Inc. Savings and Investment Plan was merged into the Plan. Prior to the merger, the plans covered eligible employees at Brush Wellman Inc. and its subsidiary, Williams Advanced Materials Inc., there were no substantial changes in eligibility, Company contributions, plan benefits or value of plan assets as a result of the merger. The transferred net assets have been recognized in the accounts of the Plan, at their balances as previously carried in the accounts of the Williams Advanced Materials Inc. Savings and Investment Plan. The changes in net assets of the combined plans are included in the accompanying Statement of Changes in Net Assets available for benefits from January 1, 1995.

                                                                  EIN 34-0119320
                                                                          PN 003

                               BRUSH WELLMAN INC.
                            SAVINGS & INVESTMENT PLAN
                                DECEMBER 31, 1997




SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES:

                                                                                                              CURRENT
                   INVESTMENTS                         DESCRIPTION                      COST                   VALUE
                   -----------                         -----------                      ----                   -----

Brush Wellman Inc. Common Stock                       Common Stock                   $22,143,106           $27,805,344

Janus Fund                                            Mutual Fund                    $12,892,394           $13,986,318

Templeton Fund                                        Mutual Fund                     $6,678,891            $6,897,662

PFAMCO Equity Income Fund                             Mutual Fund                     $8,273,176            $9,583,620

Northern Trust Collective Stock Index Fund            Mutual Fund                    $10,773,413           $14,505,606

Vanguard Asset Allocation Fund                        Mutual Fund                     $7,760,450            $8,873,272

PIMCO Total Return Fund                               Mutual Fund                     $6,900,971            $7,202,491

Northern Trust Short-Term Investment Fund             Bank Common/                    $6,422,214            $6,422,214
                                                      Collective Trust

Participant Promissory Notes                          Participant Loans               $3,498,440            $3,498,440

Employee Benefit Money Market Fund                    Bank Common/                      $134,905              $134,905
                                                      Collective Trust

                               BRUSH WELLMAN INC.
                            SAVINGS & INVESTMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1997



                                                         PURCHASES                       SALES
                                              ---------------------------  --------------------------------
             TRANSACTION DESCRIPTION          # TRANS            COST         # TRANS          PROCEEDS          GAIN/(LOSS)

Brush Wellman Inc. Common Stock                   31       $2,435,779.51        21        $1,420,909.45           $76,901.48

Janus Fund                                       107        9,477,705.19        89         1,077,406.69           281,311.75

Northern Trust Collective Stock Index Fund       126        4,445,557.80        69         1,130,876.67           485,402.99

PIMCO Total Return Fund                           77        2,270,873.38        71         1,673,916.65            88,134.04

                      [WESLEY, MILLS & COMPANY LETTERHEAD]



                         CONSENT OF INDEPENDENT AUDITORS


                  We consent to the incorporation by reference in the Annual Report on Form 10-K under the Securities Exchange Act of 1934 of Brush Wellman Inc. for the year ended December 31, 1997 of our report dated March 11, 1998, with respect to the financial statements and schedules of the Brush Wellman Inc. Savings and Investment Plan included in this Annual Report (11-K) for the year ended December 31, 1997.




                                                  Wesley, Mills & Company

                                                  /s/ Wesley, Mills & Company


Cleveland, Ohio
March 11, 1998